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05012966

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cen Space Communications Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
DEC 02 2005

**NEW ADDRESS

FILE NO. 82- 3378 FISCAL YEAR 9-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 12/1/05

82-3578

Province of British Columbia
British Columbia Securities Commission

RECEIVED

2005 NOV 21 P 12:24

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 51-901F

QUARTER REPORT

ARI S
9-30-05

ISSUER DETAILS	ISSUER TELEPHONE NO.	FOR QUARTER ENDED	DATE OF REPORT
CON-SPACE COMMUNICATIONS LTD. website: www.con-space.com	(604) 244-9323	Sept 30, 2005	Nov 03, 2005

ISSUER'S ADDRESS	PROVINCE	POSTAL CODE
505 - 5600 Parkwood Way, Richmond	British Columbia	V6V 2M2

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.:
Gloria J. Gordon ggordon@con-space.com	Controller	(604) 244-9323

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Terence A Ibbetson	Terence A Ibbetson	Nov 03, 2005
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATED SIGNED

James L Swanson	James L. Swanson	Nov 03, 2005
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATED SIGNED


CON-SPACE
COMMUNICATIONS LTD.

Safety in Communication®

FINANCIAL INFORMATION AND SUPPORT DISCUSSION FOR CON-SPACE'S FIRST QUARTER ENDED SEPTEMBER 30, 2005

SCHEDULE A - FINANCIAL STATEMENTS

Attached are the following Financial Statements, prepared in accordance with GAAP (Generally Accepted Accounting Principles) in accordance with section 1751 of the CICA Handbook, and with their comparisons to the equivalent prior periods and included is the:

- Balance Sheet
- Income Statement
- Cash Flow Statement
- Statement of Retained Earnings
- And the Notes to the Financial Statements

SCHEDULE B – SUPPLEMENTARY INFORMATION

Included herein or within the Notes to the Financial Statements are various items relating to the business including:

- A breakdown of major expenditures such as:
  - General and Administrative Expenses
- A Statement of Aggregate Expenditures made to parties not at arm's length:
  - CON-SPACE Communications Ltd. has made payments to Ridel Investments Ltd., a Company controlled by two directors, of $60,000;
- A breakdown of Cost of Inventory and Cost of Goods Sold of $944,734:

	Period Ended **Sept 30, 2005** $	Period Ended **Sept 30, 2004** $
Beginning Inventory	1,673,370	851,964
Purchase, Parts & Supplies	581,935	550,455
Direct Labour & Overhead	281,255	141,874
TOTAL INVENTORY	2,536,560	1,544,293
Less Ending Inventory	1,717,054	972,243
Cost of Goods Sold	819,506	572,050
Commission	125,228	106,414
Cost of Goods Sold and Commission	944,734	678,464

1. Analysis of expenses and deferred costs – See Schedule C and Financial Statements

2. Related party transactions – See Financial Statements (Note 8)

3. Summary of Securities issued and options granted during the period
   a) Securities issued – See Financial Statements (Note 7).

b) Options granted – See Financial Statements (Note 7). Options outstanding at end of period (Note 7).

4. a) Description of authorized share capital – See Financial Statements (Note 7)
   b) Number and recorded value for shares issued and outstanding – See Financial Statements (Note 7)
   c) Description of options and warrants – See Financial Statements (Note 7)
   d) Number of shares subject to escrow – See Financial Statements (Note 7)

5. List of Directors:

   Terence A. Ibbetson
   James L. Swanson
   Vincent L. Ready
   Eric J. Harris
   Gordon E. Cook

6. List of Officers

   Gloria J. Gordon, Controller
   Terence A. Ibbetson, President
   Rosalind C. Nishi, Administration Manager
   James L. Swanson, Chairman
   Andrew M. Ibbetson, Senior Vice-President, Operations

SCHEDULE C - MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Corporation's interim consolidated results of operations and financial condition. This "Management's Discussion and Analysis" should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended September 30, 2005 and the annual consolidated financial statements of the Corporation for the year ended June 30, 2005 and the notes thereto. Comparisons made to prior periods represent the corresponding period during the preceding year unless otherwise indicated. This report includes information up to November 3, 2005.

Background and Description of the Business

The Company, CON-SPACE Communications Ltd, a Tier 1 issuer, listed on the TSX Venture Exchange (CCB on VSX-V), is engaged in the development, design, manufacture and marketing of various lines of specialized industrial voice communication products. Many of its products are used in confined spaces, noisy, and hazardous work environments; while others are used to simplify and improve communication through two-way radios. Its products consist of Hardline Intercom Systems, Two-way Radio Accessory equipment and specialized noise attenuation headsets. The Company maintains a detailed web site at www.con-space.com.

CON-SPACE business is conducted worldwide through internationally incorporated subsidiaries, international divisions and domestically incorporated companies and independent distributors. The immediate company consists of:

CON-SPACE Communications Ltd – Canadian Parent Public Company
CON-SPACE Communications Inc – Wholly owned US Subsidiary
CON-SPACE Communications (UK) Ltd – Wholly owned UK Subsidiary
CON-SPACE Technologies Inc – Wholly owned Canadian Subsidiary
CON-SPACE International – Wholly owned Canadian Division

The Company is **ISO-9001:2000 Certified** and supplies its communication products to general industry, fire departments, law enforcement, rescue teams and many military organizations. All branches of the military within the United States as well as many militaries around the world are major customers of the Company.

The Company also has a growing number of OEM (Original Equipment Manufacturers) customers that have CON-SPACE products built and Private Labeled to their specifications, which they market to their customers under their own label. This expanding OEM business is part of the Company's long-term growth strategy.

NOTE: "Forward-looking" statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and the Corporation's actual results may differ materially from those anticipated in these forward-looking statements. Factors which may cause such differences include, but are not limited to those set forth under "Business Risks". The Corporation does not take any obligation to release any public information of the results of any revision to these forward-looking statements, which may be made to reflect events or circumstances occurring in the future.

Overall Performance (on year-to-date bases)

- 14% increase in year-to-date Gross Revenues
- 8.5% decrease in Operating Income
- Operating expenses as a % of sales declined to 27% from 34% from prior year
- 1.3% increase in Net Income (Taxes $106 thousand, $112 in 2005 fiscal)

Quarterly Financial Summary ($x1000 except for EPS and DPS)

	2006	2005				2004		
	1st	4th	3rd	2nd	1st	4th	3rd	2nd
Net Sales	**$ 1,666**	2,295	2,099	1,236	1,460	1,604	1,951	1,010
Net Income after tax	**$ 173**	564	381	21	170	271	360	56
Current Income Tax	**$ (106)**	(144)	253	5	112	0	0	0
Net Earnings/Share	**$ 0.02**	0.05	0.04	0.00	0.02	0.03	0.04	0.01
Net EPS Fully Diluted	**$ 0.02**	0.06	0.03	0.00	0.02	0.03	0.04	0.01
Total Assets	**$ 4,980**	4,785	4,078	3,136	2,937	3,023	3,301	2,291
Long-Term Liability	**$ 0**	0	0	15	51	87	120	153
Dividends per Share	**$ Nil**	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The 1st quarter set a new record with sales of $1,666,229, 14.1% ahead of our 1st quarter for last year. This was accomplished without the assistance of any major orders. The Company's business is growing strongly and it is felt that this trend will last long into the future.

The Company expansion added a further 50% of facility space to better accommodate its manufacturing, warehouse, quality and engineering operations. This increased space and Management's re-evaluation of methodology for estimating allocations of overhead costs to manufacturing resulted in a changes in the amount of expenses applied to facility, manufacturing and support wages and salaries, plus utilities allocated to the cost of goods sold. The effect will be to increase the cost of goods sold and decrease operational expenses. As a result Cost of goods sold as a percent of sales increased to 56.7% from 46.5% while the cost of operations decreased to 26.5% from 33.0% in the previous year. And therefore the Gross margin ended at 43.3% or $721,495 as opposed to 53.5% or $782,013 for the first quarter of 2004.

This change in allocations and estimates for overhead application between expense categories resulted in reductions of operating expenses to $442,550 for the year-to-date ended September 30, 2005. In fact, operating expenses dropped as percent of sales this year to 27% from last year's 34%.

The resulting earnings before income tax, depreciation and amortization (EBITDA) ended at $301,191, or $0.03 per share, year-to-date, compared to $312,589, or $0.03 per share last year.

After depreciation, amortization and corporate income tax of $128,558 for the first 3 months of fiscal 2006, net earnings ended at $172,633 or $0.02 per Share, compared to net earnings of $170,417 or $0.02 per share, at the end of September 2004.

The Company continues its focus on OEM (private labeled) business, which strategically allows for the quickest and most efficient channels of getting products to market while continuing the development of manufacturing efficiencies which then allow the Company to put further efforts into marketing its own branded products directly through sales agents.

Another area of significant growth for the Company has been the supplying of products to emergency response teams throughout the United States. This growth has been contributed to by the Office of Homeland Security addressing the terrorist threat. The heightened concerns of emergency preparedness to deal with biological or nuclear terrorist attacks, has resulted in many organizations inventorying equipment in case of such an event. Most organizations that will have a response role in a terrorist act are logical candidates for the Company's equipment. Continued growth in this market is foreseen for well into the future as new, replacement and upgraded products come online to further enhance the safety and working equipment of these users.

Expenses

Total expenses have decreased for the three month period over the prior year by $56 thousand to $0.45 million, from $0.50 million. As a percentage of sales total expenses were at 27% of sales down from 34% for the same three month period last year.

Product liability insurance has not changed its pattern of annually increasing as costs of renewal in November are approximately $100,000. This increase is partially based on our increasing annual sales and the continuing high costs of insurance.

Changes in the grouping of similar immaterial expenses, to enhance presentation on the quarterly reports, has resulted in certain of the prior year's comparative figures being reclassified to conform with this year's presentation.

Public Company

Public company expenses, consisting of accounting, legal, investor relations, regulatory and filing fees decreased slightly year over year by 5% to $35 thousand from $37 thousand.

Sales and Marketing

Sales and marketing expenses consist of staff travel, trade shows, advertising materials and accommodation. For the three month period ending September 30, 2005 items in this category have again remained fairly constant, with a slight increase of 6% or just over $4 thousand. Any increase in expenditures in this area is expected to be commensurate with increased sales volumes.

General and Administrative

General and administrative expenses consist of: maintaining internal information systems, office occupancy costs, supplies, insurance, interest, and consulting fees.

For the quarter, increases in rent, office supplies, and support services for an increased number of employees account for the majority of the increase in general and administrative costs of about $7.6 thousand. However, when measured as a percentage of sales, general and administrative costs for the three month period increased less than 1/2 of 1%.

Product Development Expense

The Company expenses all product development related costs. Product development costs for the quarter increased 36% to $26 thousand as compared to $19 thousand for the prior year. Further decreases in product development are not anticipated by the Company. A portion of engineering salaries are included in development expenses in this analysis. Further increases in product development are anticipated by the Company. The greatest share of the ongoing development costs is related to salaries. The Company continues its commitment to allocate appropriate resources to refine existing products and develop of new ones as new technology becomes available or as requested by our customers.

Salaries, Wages and Benefits

The single largest expenditure the company faces is for its personnel... its most important resource. The Company owes its success to the dedication and hard work of its people.

The salary, wage and benefit expenses for the quarter have decreased $62 thousand, the majority of which is related again to the change in estimated % to COGS. The first quarter decreased 29% over the same quarter a year earlier. On a percentage basis salaries, wages and benefits were 9% of sales for the first quarter of fiscal 2006, as compared to 15% a year earlier, while the actual number of employees has increased.

Depreciation and amortization

Depreciation and amortization expense increased 62% year-to-date over last year. This is the result of increases in those assets related to our recent expansion and purchases of additional equipment. As a percentage of sales, depreciation increased from 8.8% last year to 12% this year.

Income

Pre-tax profit for the first quarter of fiscal 2006, ended September 30, 2005, decreased slightly by 1.3%, ending at $0.28 million ($0.03 per share) compared to roughly the same pre-tax profit of $0.28 million ($0.03 per share) one year ago. On an after tax basis, net profit increased by 1.3% to $0.17 million ($0.02 per share) compared to last year's net profit of $0.17 million ($0.02 per share). Taxes payable for the first quarter is estimated to be $106 thousand, whereas, last year was estimated at $112 thousand.

Improvement continues to be driven mainly by increased sales revenues and maintaining expenses, as a percent of sales, consistent with the prior year.

LIQUIDITY AND CAPITAL RESOURCES

	Sep 30, 2005	Jun 30, 2005
Current Assets	$ 4,339,505	$ 4,307,295
Current Liabilities	$ 817,807	$ 795,382
Net Working Capital	$ 3,521,698	$ 3,521,913

CON-SPACE's working capital position remains very strong. Working capital at September 31, 2005 has remained constant at $3.5 million since our June 30th year end, as has the current ratio at 5.2.

For the three month period ended September 30, 2005 cash increased by $174 thousand compared to a deficit of $179 thousand for the same period in FY 2004.

Cash generated by operations in the current year was consumed specifically by inventories ($43,684), accounts payable ($48,337), and the repayment of long-term debt ($36,000).

The use of cash to fund modifications to the additional space and equipment consumed $178 thousand in the current three month period.

Business Risks

The Company is subject to certain risks associated with the exchange rate fluctuation of the American and the Canadian dollar. A large portion of the Company's sales are denominated in US dollars, while most of the expenses are denominated in Canadian dollars. Although natural hedging occurs due to the purchases of various parts and components from the USA, increases in the Canadian dollar relative to the US dollar has an overall adverse effect on the Company's consolidated income, whereas a decrease would have a positive impact on such income.

As in all businesses, the Company faces political, social, economic and technological risks that could cause actual results to differ materially from those expressed or implied in this management discussion and analysis. The Company considers the following to be of relevance to its current stage of growth:

- Raise financing to accommodate growth – accomplished post quarter closing
- The emergence of superior competing technologies – on-going process
- The development and retention of skilled employees – on-going process

This list is not intended to be exhaustive, but is merely to communicate to shareholders certain key risks faced by the Corporation in its business.

CON-SPACE attempts to mitigate risks through various strategic and operating initiatives, such as ongoing research and development, fair and equitable compensation, workplace policies and procedures, and on-going interaction with both the debt and capital markets. Management believes these strategies reduce the Corporation's business risk to an acceptable level and allow the Corporation to continue to grow while maximizing shareholder value.

Outlook

Management is committed to increasing profits through internal growth and acquisitions. Growth in both the industrial and homeland security markets are forecast as the Company's brand becomes more recognized and its reputation grows.

Management has leased additional manufacturing space adjacent to its present location and after various modifications this space was completed and occupied in September.

As part of the Company's succession plan two new positions have been created during the first quarter. Senior Vice-President, Operations was filled by Andy Ibbetson while the position of Vice-President, Sales and Marketing was filled by Alan Jakobsen.

The Company continues to search for an appropriate acquisition.

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2005 AND SEPTEMBER 30, 2004

(IN CANADIAN DOLLARS)

These Interim Financial Statements have not been reviewed by the Corporate Auditors

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEET SEPT 30, 2005 & JUNE 30, 2005
(Prepared by Management)

	Sept 30 2005 $	June 30 2005 $
ASSETS		
CURRENT ASSETS		
Cash	1,347,045	1,172,770
Accounts Receivable (Note 9)	1,159,997	1,256,901
Inventory (Note 4)	1,717,054	1,673,370
Prepaid Expenses	115,409	204,254
	4,339,505	4,307,295
CAPITAL ASSETS (Note 5)	367,382	210,436
DEMO INVENTORY	165,801	160,349
FUTURE INCOME TAX ASSETS	107,036	107,036
	4,979,724	4,785,116
LIABILITIES		
CURRENT LIABILITIES		
Accounts Payable	433,851	482,996
Taxes Payable	332,856	225,736
Current Portion LTD (Note 10)	51,100	87,100
	817,807	795,832
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 7)	3,431,711	3,431,711
EARNINGS/DEFICIT- Beginning of the year	557,573	(578,057)
Earnings	172,633	1,135,630
End of period	730,206	557,573
	4,979,724	4,785,116

APPROVED BY THE DIRECTORS

T. A. Ibbetson, President	James L. Swanson, Chairman
"Terence A Ibbetson"	"James L Swanson"

- See Accompanying Notes

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED INCOME STATEMENT
FOR THE PERIODS ENDED SEPT 30, 2005 & SEPT 30, 2004
(Prepared by Management)

	3 months ended Sept 30, 2005 $	YTD ended Sept 30, 2005 $	3 months ended Sept 30, 2004 $	YTD ended Sept 30, 2004 $
SALES	1,666,229	1,666,229	1,460,477	1,460,477
COST OF GOODS SOLD	944,734	944,734	678,464	678,464
GROSS MARGIN	721,495	721,495	782,013	782,013
OPERATING EXPENSES				
Accounting and Legal	9,722	9,722	9,578	9,578
Investor Relations	17,807	17,807	11,005	11,005
Insurance	20,424	20,424	15,353	15,353
Interest and Service Charges	5,153	5,153	11,073	11,073
Management & Consulting Fees	47,000	47,000	48,000	48,000
Office Rent, Supplies & Misc.	59,160	59,160	51,574	51,574
Production Expense, R&D	25,974	25,974	19,105	19,105
Regulatory and Filing Fees	7,034	7,034	16,878	16,878
Salaries, Wages and Benefits	154,642	154,642	216,103	216,103
Marketing & Promotion	59,008	59,008	55,466	55,466
Vehicle Expenses	14,380	14,380	15,289	15,289
Depreciation /Amortization	20,681	20,681	12,777	12,777
	440,985	440,985	482,201	482,201
OTHER EXPENSES				
Interest Long Term Debt	1,565	1,565	17,115	17,115
OPERATING INCOME	278,945	278,945	282,697	282,697
TAX EXPENSE	106,312	106,312	112,280	112,280
NET INCOME	172,633	172,633	170,417	170,417
EARNINGS, BEGINNING OF PERIOD	557,573	557,573	(578,057)	(578,057)
EARNINGS, END OF PERIOD	730,206	730,206	407,640	407,640
OPERATING INCOME PER SHARE	0.03	0.03	0.03	0.03
NET INCOME PER SHARE	0.02	0.02	0.02	0.02

Certain of the prior years figures have been reclassified to conform with current year presentation.

- See Accompanying Notes

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED SEPT 30, 2005 & SEPT 30, 2004
(Prepared by Management)

	3 months ended Sept 30, 2005 $	YTD ended Sept 30, 2005 $	3 months ended Sept 30, 2004 $	YTD ended Sept 30, 2004 $
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
NET PROFIT (LOSS)	172,633	172,633	170,417	170,417
Add Non-Cash Items				
Tax Expense	106,312	106,312	112,280	112,280
Depreciation & Amortization	20,681	20,681	12,777	12,777
	299,626	299,626	295,474	295,474
Net changes in non-cash operating accounts				
Accounts Receivable	96,904	96,904	(96,974)	(96,974)
Inventory	(43,684)	(43,684)	(120,279)	(120,279)
Prepaid Expenses	88,845	88,845	10,191	10,191
Accounts Payable	(48,337)	(48,337)	(215,608)	(215,608)
Operating Bank Loan	---	---	15,015	15,015
	393,354	393,354	(112,181)	(112,181)
INVESTING ACTIVITIES				
Acquisition of Capital Assets	(177,627)	(177,627)	(6,029)	(6,029)
Increase in Demo Inventory	(5,452)	(5,452)	(5,238)	(5,238)
	(183,079)	(183,079)	(11,267)	(11,267)
FINANCING ACTIVITIES				
Loan Long Term	(36,000)	(36,000)	(59,899)	(59,899)
Issuance of Share Capital	---	---	4,500	4,500
	(36,000)	(36,000)	(55,399)	(55,399)
INCREASE (Decrease) IN CASH	174,275	174,275	(178,847)	(178,847)
CASH, Beginning of period	1,172,770	1,172,770	522,820	522,820
CASH, End of period	1,347,045	1,347,045	343,973	343,973

- See Accompanying Notes

CON-SPACE COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED SEPT 30, 2005 AND 2004
(IN CANADIAN DOLLARS)

1. NATURE OF OPERATIONS

The Company is engaged in the development, manufacture and marketing of lines of industrial safety communications products for use in hazardous and confined spaces. Business is conducted through domestic and international divisions and subsidiaries. The Company supplies industry, government, fire departments, rescue teams and the military.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, CON-SPACE TECHNOLOGIES INC., CON-SPACE COMMUNICATIONS INC., and CON-SPACE COMMUNICATIONS (U.K.) LTD. As at the report date, CON-SPACE TECHNOLOGIES INC. is inactive. All significant intercompany balances, revenue and expenditures have been eliminated.

b) Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined on the weighted average basis. The Company uses certain inventory for demonstration purposes. Demonstration inventory is recorded at the lower of cost and net realizable value and has been reported on the balance sheet as a long-term asset.

c) Amortization of property plant and equipment

Amortization is provided at the following annual rates. (Except in the year of purchase in which the Company uses ½ the normal rate.)

Tools and test equipment	20% Declining balance
Furniture and equipment	20% Declining balance
Computer equipment	30% Declining balance
Software	30% Declining balance
Vehicle	Straight line over five years
Trademarks, patents and licenses	Straight line over life of trademark and licenses
Leasehold improvements	Straight line over five years

d) Long-lived assets

The carrying value of long-lived assets, which includes property, plant and equipment and demonstration inventory, is reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of both undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

e) Product development

Development costs for products that have not reached commercial production, including allocations for related administrative and overhead expenses are recorded as period costs.

f) Foreign exchange

The Company's functional currency is the Canadian dollar.

Balance sheet items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction rate for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year. Currency exchange gains and losses are charged to income as realized. The operations of the Company's subsidiaries are considered to be integrated with that of the parent; accordingly, the financial statements of the subsidiaries have been translated into Canadian dollars using the temporal method as described above.

g) Trademarks

The Company has registered trademarks in Canada and the United States consisting of ***CON-SPACE, Safety in Communication*** and the **CON-SPACE** logo. ***CON-SPACE*** has also been registered in Australia. The costs of registration have been capitalized and are being amortized over the expected life of the trademarks.

h) Cost of sales

Cost of sales includes materials, labor and overhead costs associated with the manufacture of the Company's products. Changes have been made in the approach used to estimated overhead costs to increase the portion of those expenses directly related to increased manufacturing capacity.

i) Earnings per share

Earnings per share is calculated using the weighted average number of shares outstanding during the year.

Diluted earnings per share is calculated using the treasury stock method, which assumes that any proceeds obtained upon exercise of options would be used to purchase common shares at average market price during the period.

j) Related party transactions

Related party transactions, including expenses paid to directors, officers or companies controlled by directors and officers, are recorded at their exchange amounts.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

k) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities to the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to allocation of overhead and other indirect costs to cost of sales and inventory, the allocation of direct costs to research and development expense, the determination of impairment of assets and useful lives for depreciation and amortization, future income tax and the determination of fair value for stock-based awards and compensation. Financial results as determined by actual events could differ from those estimates.

l) Risk management

Currency risk
The Company's customers are primarily outside of Canada. The Company does not hedge its foreign currency exposure and accordingly may be at risk for foreign currency price fluctuations.

Credit risk
The Company has moderate exposure to concentration of credit risks as approximately 58% of sales are to 6 foreign customers. Credit risk is managed by dealing only with customers whose credit standing meet internally approved policies, and by ongoing monitoring of credit risk. As at the year end, the Company did not have significant concentrations of credit exposure to individual customers or related groups of customers.

m) Future income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

(IN CANADIAN DOLLARS)

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

n) Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants. The Company records all awards made using a fair value method. All awards to employees and non-employees are expensed in the period of granting, vesting or pricing revision.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

o) Revenue recognition

Sales revenue is recognized upon shipment to outside customers.

p) Cash equivalents

Cash equivalents include cash on account and short-term deposits or similar instruments with maturity dates less than 120 days.

3. FINANCIAL INSTRUMENTS

The fair values of the Company's cash, accounts receivable, bank indebtedness and accounts payable approximate their carrying amounts due to their immediate or short-term maturity.

The carrying amounts for long-term debts approximate fair values based on financing terms currently available to the Company on the measurement dates.

4. INVENTORIES

	2005 $	2004 $
Parts and supplies	622,876	413,007
Work in progress	705,793	349,099
Finished goods	388,385	210,137
	1,717,054	972,243

(See Note 9)

CON-SPACE COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED SEPT 30, 2005 AND 2004
(IN CANADIAN DOLLARS)

5. PROPERTY PLANT AND EQUIPMENT

	2005 $			2004 $
	Cost	Accumulated Amortization	Net	Net
Tools and test equipment	250,576	139,304	111,272	83,188
Furniture and equipment	125,531	100,039	25,492	21,708
Computer equipment	174,759	135,574	39,185	27,759
Software	93,079	66,090	26,989	17,714
Vehicles	23,931	3,470	20,461	-
Trademarks, patents and licenses	86,910	59,072	27,838	40,798
Leasehold improvements	157,186	41,040	116,146	8,171
	911,972	544,589	367,383	199,338

6. PRODUCT DEVELOPMENT COSTS

Product development costs incurred were primarily for enhancements to existing lines. Accordingly, product development costs as detailed below have been charged to current year operations.

	2005 $	2004 $
Administration	2,155	94
Labor	13,079	10,381
Safety approvals	10,740	8,630
	25,974	19,105

(IN CANADIAN DOLLARS)

7. SHARE CAPITAL

a) The authorized capital of the Company consists of 175,000,000 shares divided into:

i)	50,000,000	common shares without par value
ii)	20,000,000	second common shares without par value
iii)	5,000,000	Class "A" preferred shares with a par value of $0.001 per share
iv)	100,000,000	Class "B" preferred shares with a par value of $1.00 each

b) Issued

	Sept 30, 2005		June 30 2005	
	# of Shares	$	# of Shares	$
Common				
Balance, beginning of year	10,685,980	3,338,411	9,485,980	2,419,905
Issued during year:				
Private placement i)				
- shares	-	-	1,000,000	850,000
- warrants (1,000,000)	-	-	-	150,000
Options	-	-	-	-
Warrants ii)	-	-	200,000	90,000
Share issue costs c ii)	-	-	-	(171,494)
	10,685,980	3,338,411	10,685,980	3,338,411

i) On February 9, 2005 the Company completed a financing agreement with Acumen Capital Finance Partners Limited acting as lead agent for the private placement of 1,000,000 units at $1 per unit. Each unit consists of one common share and ½ of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to acquire one common share at a price of $1.25 for a period of nine months and increasing to $1.50 for the following nine months. Management has determined the fair value of the warrant component to be 15% of the unit costs; accordingly, $150,000 of the proceeds has been attributed to the price of warrants.

ii) During the 2005 fiscal year 200,000 share purchase warrants were exercised at $0.45 per share for proceeds of $90,000.

(IN CANADIAN DOLLARS)

7. SHARE CAPITAL – CONT'D

c) Share options outstanding are as follows:

Options	**Number of options**	**Weighted Average Exercise Price**
Outstanding, beginning of year	385,000	1.00
Issued: Directors	---	
Other	---	
Outstanding, Sept 30, 2005	385,000	1.00

The weighted average time to expiry for the above options is 0.6 years.

i) During the 2005 year the Company granted 300,000 share purchase options to directors. Each option entitles the holder to purchase one common share of the Company for $1 per common share. The options expire on February 28, 2006. Management has determined the fair value of the options to be $62,700 using the Black-Scholes options pricing model. **(Note 8)**

ii) In connection with the private placement in fiscal 2005 (Note 7(b)(i)) the Company granted, as part of share issue costs, 85,000 unit purchase options entitling the holder to acquire one common share and one half of one share purchase warrant for $1 per unit. The unit purchase options are exercisable for a period of 18 months to August 9, 2006. Management has determined the fair value of the options to be $30,600 using the Black-Scholes options pricing model.

iii) In determining the fair value for the above options the following assumptions were used:

- Risk-free interest rate 3.18%
- Dividend yield 0
- Volatility factor 50 %
- Expected option life 1 year

Outstanding Options	**Fair value at grant**	**Expiry Date**
300,000	$ 62,700	Expire February 28, 2006
85,000	30,600	Expire August 9, 2006
	$ 93,300	Allocated to contributed surplus

(IN CANADIAN DOLLARS)

7. SHARE CAPITAL – CONT'D

d) Share purchase warrants outstanding are as follows:

Warrants	**Number of warrants**	**Weighted average exercise Price**
Outstanding, beginning of year	500,000	1.38
Exercised	---	
Expired	---	
Issued	---	
Outstanding, Sept 30, 2005	500,000	1.38

Outstanding Warrants	Exercise Price	Expiry Date
500,000	1.25/1.50	November 9, 2005/August 9, 2006

Warrants issued during the year relate to a private placement offering as described in Note 7b(i) above.

e) Escrow and restricted shares

2,650,000 common shares were held in escrow subject to release in accordance with the policies of the TSX Venture Exchange. As the Company is classified as a Tier 1 issuer, the release of escrow shares is as follows:

- 5% on December 20, 2002
- 20% on July 14, 2003
- 15% on January 8, 2004, July 8, 2004, January 8, 2005, July 8, 2005 and January 8, 2006.

During the current year 397,500 (2005 – 397,500) shares held in escrow were released. As at the end of September 2005, 397,500 shares remain in escrow.

(IN CANADIAN DOLLARS)

8. RELATED PARTY TRANSACTIONS

The Company recorded management fee expenses totaling $45,000 (2005 - $48,000) to Ridel Investments Ltd., a private company controlled by two directors. The management agreement is subject to an annual review by the Board of Directors and may be terminated with 6 months notice. A portion of the fees have been allocated to cost of sales.

The Company recorded directors fees to three outside directors totaling $6,000 (2005 – $6,000) which was paid in cash.

9. BANK INDEBTEDNESS

	2005 $	2004 $
Bank indebtedness	-	408,496

i) Bank indebtedness consists of a $1,750,000 operating line of credit bearing interest at the bank's prime rate plus 1.00%. The new credit facility parameters were renegotiated subsequent to the 2005 year end. The credit line (when in use) is secured by a general security agreement covering all assets of the Company, direct security covering inventory and accounts receivable and an assignment of insurance proceeds.

10. LONG-TERM DEBT

	2005 $	2004 $
Bank of Montreal:		
The demand loan was repaid during the 2005 year	-	1,667
Business Development Bank of Canada:		
Term loan with monthly principal repayments of $12,000 plus interest at 2% above the bank's floating base rate. i)	51,100	186,100
Term loan repaid during the 2005 year.	-	21,900
	51,100	209,667
Less: current portion	51,100	158,567
	-	51,100

(IN CANADIAN DOLLARS)

10. LONG-TERM DEBT – CON'TD

i. The Company is required to pay additional interest equal to 0.7745% of consolidated sales under its financing commitment with the bank. The commitment will end upon repayment of the debt. The debt is secured by a general security agreement over all assets of the Company.

11. COMMITMENTS

a) The Company had signed an agreement for the expansion of its office premise for costs totaling $119,000. At September 30, 2005 the new premises are now occupied all expansion costs paid.
b) The Company entered into an investor relations program with Stockgroup Media for total costs of $29,700. The agreement expires in April of 2006.
c) The Company has an operating lease commitment for office premises requiring basic annual rent payments of $73,200. The agreement expires on May 31, 2010.

Minimum payments relating to the above commitments in each of the next five years are as follows:

	$
2006	174,950
2007	73,200
2008	73,200
2009	73,200
2010	67,100

CON-SPACE COMMUNICATIONS
Safety in Communication®
www.con-space.com

RECEIVED
2005 NOV 21 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FIRST QUARTER NEWSLETTER & FINANCIAL REPORT

Volume 14, Issue 1, November 2005



New Vice President of Sales and Marketing, Alan Jakobsen.

LETTER FROM MANAGEMENT

This was a very eventful first quarter for CON-SPACE, one which saw the introduction of many changes that will have a positive long-term effect on our Company.

First of all, we must report that First Quarter sales exceeded last year's First Quarter and are happy to report that we continue to be profitable. Coming off the highly profitable 2005 fiscal and given the slump in the US dollar, we expected a minor let down, but the demand for our products grew and we went along for the ride.

During this quarter, we saw the completion of the renovations to our premises. Engineering and Manufacturing moved into the new space and the old space was modified to handle the overall restructure of the Company. A fourth and final mezzanine was added in the warehouse allowing us to create a more efficient environment for the current growth and take us well into the future.

The restructure involved the creation of two senior positions. Andy Ibbetson is now Senior Vice President of Operations and Alan Jakobsen is Vice President of Sales and Marketing. These two very experienced people have the full support of Senior Management and the Directors and are responsible for the day to day running and future growth of CON-SPACE. Jim and Terry will continue to oversee the operation, but will be able to focus on the growth of the Company through in depth planning and acquisition.

The UK office continues to grow and with the strength of both the UK pound and the Euro, we are looking across the ocean for a good portion of our future growth. New products specifically for this market are past the drawing board stage and should be ready during the second half of this fiscal.

As the Company moves forward, we will be making other changes to help smooth the road in front of us. We are not standing still and have new products and plans to take us beyond the targets set for the next three years. Our growth will come via distribution, from our strong OEM Program and will be linked to the acquisition program. This is a very exciting time for CON-SPACE so please stay with us for the duration.

We thank you for your continued support and invite you to visit our larger and newly renovated facility when you are in the area.

Sincerely yours.



Terry Ibbetson
&
Jim Swanson

INSIDE THIS ISSUE

THE LATEST NEWS

CON-SPACE DISPLAYS AT THE CANADA EXPORT CENTRE TO REACH THE GLOBAL MARKETPLACE

CON-SPACE is pleased to announce its recent purchase of a one year booth display at the Canada Export Centre, in Downtown Vancouver. This on-going tradeshow is a terrific opportunity for CON-SPACE to market to foreign purchasers in safety and rescue industries throughtout the world.



"Like an extension of an exporter's own sales team, the Canada Export Centre's mandate is to generate more sales for the companies that it represents. A model utilized by many successful exporting nations around the world, It is widely referred to in regions with such a facility as the single most powerful sales and marketing tool available to the exporter."


CON-SPACE

"Working alongside partners in industry and government, each month the Canada Export Centre welcomes thousands of conference and trade show attendees, as well as trade mission delegations, business travelers and local business people, to discover and engage in trade with it's Member-Exhibitors."

You can view our booth display by going to the Canada Export Centre located at 602 West Hastings Street, Suite 100, in Downtown Vancouver.

UPDATED CON-SPACE REPORTS ONLINE

CON-SPACE Communications was pleased to announce that Fundamental Research Corp. as well as Acumen Capital Finance Partners Ltd. have both released updated reports on CON-SPACE Communications.

The full reports can be downloaded at the URL: http://www.con-space.com/Investor/analyst.html

ACUMEN ACU-VISOR™ OCTOBER 12, 2005

FULL OF ENERGY AND IDEAS FOR INVESTORS!

Fundamental Research Corp.

Fundamental Research Corp. is an independent equity research firm, which provides their subscribers with the highest quality fundamental research on smaller cap companies from a value-based perspective.

Acumen Capital Partners' research group is committed to making sense of small cap markets for investors. Acumen's research professionals possess the technical background and expertise to assess a company's fundamentals and uncover hidden value for investors.

CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET	Sept 30 2005	June 30 2005
ASSETS		
Current Assets	$4,224,096	$4,103,041
Deposits	115,409	204,254
Property, Plant & Equipment (Net Amortization)	367,382	210,436
Demo Inventory	165,801	160,349
Future Income Tax Recoveries	107,036	107,036
Total Assets	$4,979,724	$4,785,116
LIABILITIES AND SHAREHOLDERS		
Current Liabilities	$817,807	$795,832
Long Term Debt	-	-
Shareholders' Equity	4,161,917	3,989,284
Total Liabilities and Equity	$4,979,724	$4,785,116

CONSOLIDATED INCOME STATEMENTS	Three Months Period Ended Sept 30, 2005	Three Months Period Ended June 30, 2005
Sales	$1,666,229	$1,460,477
Cost of Goods Sold and Commissions	944,734	678,464
Operating Expenses	442,550	499,316
Operating Profit Before Taxes	278,945	282,697
Income Tax	106,312	112,280
Net Profit	$172,633	$170,417
Net Profit (Loss) per Common Share	$0.02	$0.02

FINANCIAL REPORT: CON-SPACE FIRST QUARTER UP 14%

CON-SPACE first quarter once again ended in new territory setting another benchmark for first quarter sales. As announced by our Chairman, Jim Swanson, "Despite the unfavorable movements in the US dollar the Company's revenues increased 14% or $ .2 million to $1.67 million".

Mr. Swanson also pointed out that even major alterations in our head office could not stop our growth when he said, "Despite the disruption during the first quarter while we expanded our facility by over 50% and the [effects of an] increasing Canadian dollar we still managed a healthy 14% increase in sales maintaining $0.03 earning per share on a pre-tax basis."

The Company expansion added a further 3150 sq ft to the 6000 sq ft previously occupied. This increase was required to better accommodate our growing business and the manufacturing, warehouse, quality and engineering operations. This increased space resulted in a required change in the amount of expenses relating to facility, manufacturing and support wages and salaries, plus utilities allocated to the cost of goods sold. The effect will be to increase the cost of goods sold and decrease operational expenses.

Cost of goods sold as a percent of sales increased to 56.7% from 46.5% while the cost of operations decreased to 26.5% from 33.0% in the previous year.

The Company is now in a fully taxable position, therefore after-tax or net profit ended at $173K or $0.02 per share for the 1st quarter which represents a 1.3% increase over after-tax profits of $170K or $0.02 per share for the same period last year.

Mr. Swanson concluded his announcement with, "CON-SPACE continues to pull ahead and we remain on track to top our sales objective for this fiscal year. With our expanded facility, the new people in place and the disruption behind us we can now focus our attention, once again, on increasing sales. This will also be supported by the new products we will be introducing shortly and the planned expansion of our traditional markets."

Shareholder Relations
James L. Swanson
Chairman
Gloria Gordon
Controller

Investor Relations
Tel: (604) 244-9323
Tel: (800) 755-2528

Stock Transfer Agent
CIBC Melon Trust Company
1066 West Hastings
Ste. 1600 West Hastings
Vancouver, B.C. V6E 3X1

Corporate Head Office
505-5600 Parkwood Way
Richmond, B.C. V6V 2M2
Telephone: (604) 244-9323
(800) 546-3405
Fax: (604) 270-2138
(800) 546-3410

Directors
James L. Swanson
Chairman
Terence A. Ibbetson
President
Eric J. Harris
Director
Vincent L. Ready
Director
Gordon E. Cook
Director

Trading Symbol CCB
Listed on the TSX Venture Exchange
U.S. Sec 12(g) Exemption No. 82-3378
Listed in Standard & Poor's


The "CON-SPACE", [logo] and "Safety in Communication" are registered trademarks of CON-SPACE Communications Ltd.

Website: www.con-space.com

Email: info@con-space.com
invest@con-space.com
sales@con-space.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

CON-SPACE News Bulletin

Due to the high cost of regular mail we are suspending mailing of our quarterly News Letters but will remain e-mailing them out and posting them on our website. Should you have an e-mail address please send it along with your name to:

invest@con-space.com

as this will also allow you to receive all News Releases immediately.

If you can only receive by regular mail then call us at: 604 244-9323

HOW TO STAY IN TOUCH

May we send our News Releases directly to you? Please send your e-mail address to:

jswanson@con-space.com

If you would like to speak to our Chairman directly please call Jim Swanson at:

(800) 755-2528 or (604) 244-9323

You may also visit us online at:

www.con-space.com

NEW CUSTOMER LIST:

During every quarter, every month, every week CON-SPACE adds new corporations and / or organizations to its list of customers. Here is a brief list of some of the customers added since July 1st, 2005. How many are near you?

American Hess CO
Atlantic County, NJ Emerg. Prep.
Americas Bravest Equip CO
Aearo Company
Advanced Containment Systems
Aero Space Elite Electronics
American Synthetic Rubber
Alameda County FD
Atascadero , CA Fire Dept
Albuquerque Police Dept
Ashland, OH Fire Dept
Army National Guard
AGI Campbell River
Bosier Ohsep
Bell Mobility Inc.
Belmont Community Hospital
City Of Cape Coral, FL
Community Fire Equip Inc
City Of Brownsville, TX
Clearfield County, PA Emergency Mgmt.
Churchville, NY Fire Equipment
Cobra Oilfield Hauling Ltd
Chesapeake Rescue
Clark County Fire Warehouse
Capital Health EMS
City Of Utica FD
Commonwealth Of Pennsylvania
City Of Mesa Fire Resources
City Of Oxford FD
City Of LA FD
Camp Williams, WI Office Of Justice Assist.
Canadian Customs & Revenue
City Of Tucson
Cobb County
Clarion, PA Community Hospital
Cloud County EMS
City Of Everett, WA Fire Dept
Cape Canaveral AFS
Coastal Systems Station
Cascade Fire Equip
Contra Costa County FD
Charles County Emergency Services
Coeur D'alene FD
Care Safety LLC
Charlotte, NC Fire Dept
City Of Fairfield, CA
City Of Scottsdale, AZ
City Of Rutland FD
City Of Hesperia, CA
City Of Everett, WA Fire Dept
City Of Calgary
Defiance County, OH EMA
Denver FD
Deklab County
Dancheck Inc Fire Equipment
Def Dist Depot San Joaquin, CA
Delaware Emergency Mgmt.
Elko Service
Environmental Safety Group
F&S Pro Manf Rescue Equip.
Fallbrook, CA Hosp District
Fletcher Allen Healthcare
Fisc Pearl Habour, HI
Fire Support Services
Global Secure Safety Products
Guernsey County EMA
Georgia Fire & Rescue
Georgia Power CO
Grainger Integrated Supply
General Physics
Gemini Communications
GVRD
Houston TX Fire Dept
Hazelwood, MD Fire Dept
Huron Hospital-Meridia
Industrial Protection Services
Illinois NGB
Indian Head, MD
Illinois Fire Service Institute
James River, WV Coal CO
JB Hostetter Hdwe Store
John Medici
Jasper County, MS Board Of Supervisors
Key West, Fl Naval Air Station
Kootenai County, ID Fire & Rescue
Leesport, PA Berks County Emerg. Mgmt.
Longview, WA Fire Dept
LHR Services & Equipment-Wolf Drilling CO
Lee Regional Hospital
Lexington Fayette Urban County
LANL Warehouse
Longview, WA Fire Dept
Lakeland Industries
Lee Regional Hospital
Lenny Marriott
Miami Dade, FL Water & Sewer
Monongahela, PA Valley Hosp
Med-Eng Systems Inc.
Molycorp Inc.
MA Fire Dept
Memorial Medical Center, GA
Mar Mac Protective Apparel
Midway Fire Port Dist
Motion Canada
M/A Com Private Radio Systems
New York State Fire Prevention
NY Fire Dept
North Aurora Fire Dept
N Wash, Denver, CO Fire Dept
Naval Station Ingleside / Service
Noaa Honolulu Port Office
New York State Fire Prevention
Oilind Safety
Ohio Region Strike Team
ON. Province Police
Omega Communications
Parma OH Fire Dept
Pasco County, FL Fire & Rescue
Puget Sound Naval Shipyard
Portage County Off. Of Homeland Sec
Paulding County, GA Fire Rescue
Riley County, KS Emergency Mgmt.
Reading, PA Fire Training
Rescue Training Assoc.
Reis Environmental Inc.
Rocksprings Development
Restock Chg Re Above
Ratel Mobile Communications
St. Anthony's Hospital
Silverdale, WA Naval Fleet & Indust Supply
Southeastern Emergency Equip
Sound Beach, CT Volunteer FD
Somerset, PA Community Hospital
Seminole County Training Center
Scottsbluff, NE Fire Dept
Shipman's Fire Equip.
Sierra Electronics
Sewickley, PA Valley Hospital
St Lucie, Fl Fire Dept
San Bernardino Fire Dept
St Lucie County Fire
Showlow FD
Southeastern Emergency Equipment
Saw Eastside Supply
Stone Electronics
Snohomish County, WA Fire District
Southeastern Emergency Equipment
Texas Dept Of Transport
Tennessee ANG
Troy FD
Ten 8 Fire Equipment
Tinker Air Force Base
Teichert Heavy & Hwy
Tower Radio
US Sea Launch
US Nav-Bermerton
Varre., VT Fire Dept
Washington Demilitarization CO
Walhalla, SC Emergency Mgmt
Western Penn Hospital
Zampell Refractories Inc
ZCL Composite
International - OTB
International - Jg Intnl Freight Corp-Phillipines
UK - GB Solo
UK - Kimberly Clark
UK - Entrepose Contracting
UK - FMC Chemical
UK - Ashfield Saftety Hire
UK - Jersey Water
UK - Fire Service College
UK - Commercial Industrial De Gondom
UK - Hawksfire
UK - Nine Hundred Comm
UK - Sat Systs
UK - ATR Plant Serv Ltd
UK - Kimberly Clark
UK - PPS Protection Hse
UK - Wise Safety
UK - JS Safety
UK - ATR Plant Hire Aberdeen
UK - ESS Shorco
UK - British Energy Generation(Repair)
UK - Scotsafe Testing
UK - Helmet Integrated Systems
UK - Britannia Airways Ltd
UK - Pienne Anticendi

HAVE YOU RECEIVED A COPY OF OUR NEW ANNUAL REPORT?


ANNUAL REPORT
2005
CON-SPACE Communications Ltd.
CON-SPACE

GET IT NOW!

If you haven't yet received the new 2005 CON-SPACE Annual Report and are wanting a copy for yourself simply contact our Chairman, Jim Swanson by phone at:

604.244.9323

Or by email at:

jswanson@con-space.com

WHY INVEST?

PROVEN SALES GROWTH

DIVERSE MARKET PRESENCE

UNIQUE PRODUCT LINE & APPLICATIONS

STRATEGIC PARTNERSHIPS

FINANCIAL CHARTS

FIRST QUARTER SALES COMPARISON


2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
DOLLARS
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

QUARTERLY SALES


2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
DOLLARS
1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1
BY QUARTER